Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Reports Second-Quarter 2016 Results

NEW YORK, July 28, 2016 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the second quarter ended June 30, 2016. The company also re-affirmed its 2016 full-year outlook.

“Our core business showed resilience and we continued to make progress throughout the second quarter despite a challenging backdrop and turbulent market conditions for many of our largest customers,” said Jim Smith, president and chief executive officer of Thomson Reuters. “We are tracking to our full-year target and are well positioned to help our customers navigate the global trends affecting their industries.”

Consolidated Financial Highlights – Second Quarter

(All amounts are from continuing operations, except cash flow measures)

	Three Months Ended June 30,
	(Millions of U.S. dollars, except earnings per share (EPS) and margins)

IFRS Financial Measures	2016	2015(1)	Change
Revenues	$2,769	$2,802	-1%
Operating profit	$401	$345	16%
Diluted EPS	$0.39	$0.26	50%
Cash flow from operations (includes discontinued operations)	$770	$951	-19%

Non-IFRS Financial Measures (2)	2016	2015(1)	Change	Change Before Currency
Revenues	$2,769	$2,802	-1%	0%
Adjusted EBITDA	$757	$771	-2%	-2%
Adjusted EBITDA margin	27.3%	27.5%	-20bp	-60bp
Underlying operating profit	$505	$510	-1%	-2%
Underlying operating profit margin	18.2%	18.2%	0bp	-30bp
Adjusted EPS	$0.50	$0.45	11%	9%
Free cash flow (includes discontinued operations)	$525	$709	-26%

(1)	Unless otherwise indicated, results exclude the company’s Intellectual Property & Science (IP & Science) business, which has been classified as a discontinued operation for 2016 reporting purposes. Earlier this month, the company signed a definitive agreement to sell IP & Science. 2015 amounts (except cash flow measures) are restated to conform to the current year’s presentation.
(2)	In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

IFRS Financial Measures

•	Revenues declined 1% due to the impact of currency and lower recoveries revenues

•	Operating profit increased 16% to $401 million

o	The increase was driven by favorable fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts

•	Diluted EPS increased 50% to $0.39

o	The increase was driven by the favorable changes in fair value described above and the benefit of lower common shares outstanding

•	Cash flow from operations, which includes discontinued operations, decreased 19% to $770 million due to unfavorable timing of movements in working capital

Non-IFRS Financial Measures

•	Revenues declined 1%. Before currency, revenues were unchanged

o	Excluding recoveries, revenues increased 1% (before currency)

•	Adjusted EBITDA decreased 2% to $757 million with a margin of 27.3% vs. 27.5% in the prior-year period. Currency had a 40 basis point favorable impact on the margin

•	Underlying operating profit decreased 1% to $505 million with a margin of 18.2% unchanged compared to the prior-year period. Currency had a 30 basis point favorable impact on the margin

•	Adjusted EPS increased 11% to $0.50, an increase of $0.05 per share. Currency had a $0.01 favorable impact

Thomson Reuters Reports Second-Quarter 2016 Results

Other Business Highlights

•	Repurchased 6.3 million shares at a cost of $258 million in the second quarter. In the first half of the year, the company repurchased 18 million shares at a cost of $690 million

•	Signed definitive agreement to sell IP & Science business for $3.55 billion in cash, with a closing expected later in the year

Highlights by Business Unit

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency (constant currency) as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues decreased 1%. Revenues grew approximately 2% before the impact of lower recoveries revenues and commercial pricing adjustments related to the migration of certain customers to new platforms.

o	Recurring revenues were unchanged (77% of the segment’s revenues in the quarter) as the impact of an annual price increase and a positive net sales trend was offset by lower revenues resulting from the pricing adjustments referred to above and macro-economic conditions affecting large European banks and banks in several emerging markets.

o	Transactions revenues were up 1% (14% of the segment’s revenues in the quarter). Transaction volumes were muted in advance of the British referendum on June 23 on EU membership (Brexit) yet experienced a significant increase on the day after the vote as over $480 billion was traded through the company’s foreign exchange platforms on that date.

o	Low-margin recoveries revenues decreased 17% (9% of the segment’s revenues in the quarter) as some third-party partners continue to move to direct billing with their customers. The decline in these revenues is expected to lessen in the second half of the year.

•	Recoveries represent revenues for content or services provided by third parties and distributed through Financial & Risk’s platform. Reductions in recoveries revenue have no impact on EBITDA or operating profit.

•	By geography, revenues in the Americas were up 1% (up 2% excluding recoveries). Revenues in Asia were up 1% (up 3% excluding recoveries). Revenues in Europe, Middle East and Africa (EMEA) decreased 5% (down 2% excluding recoveries).

•	EBITDA increased 3% and the margin increased 140 basis points to 29.1% compared to 27.7% in the prior-year period. Excluding the impact of currency, the margin increased 90 basis points. The increase in the margin was primarily due to savings related to efficiency initiatives, platform closures completed in 2015 and the reduction in low margin recoveries revenues.

•	Operating profit increased 8% and the margin increased 180 basis points to 19.5% compared to 17.7% in the prior-year period. Excluding the impact of currency, the margin increased 130 basis points. The operating profit margin improvement reflected the same factors that impacted EBITDA.

•	Net sales were positive overall and were positive in all regions, except for EMEA. This marked the ninth consecutive quarter of positive net sales.

Legal

•	Revenues increased 1%. Excluding US print, revenues grew 3%.

o	Solutions businesses grew 3% (44% of the segment’s revenues in the quarter). Revenue growth was driven by Legal Enterprise Solutions and businesses in the United Kingdom/Ireland and Latin America.

o	US online legal information grew 2% (41% of the segment’s revenues in the quarter), reflecting growth for the sixth consecutive quarter.

o	US print declined 8% (15% of the segment’s revenues in the quarter).

Thomson Reuters Reports Second-Quarter 2016 Results

•	Subscription revenues grew 4% (73% of the segment’s revenues in the quarter). However, transactional revenues declined 4% (12% of the segment’s revenues in the quarter) due to lower Findlaw transactional revenues which reflected difficult prior-year period comparisons.

•	EBITDA decreased 3% and the margin decreased 110 basis points to 36.6% compared to 37.7% in the prior-year period. Currency had no impact on the margin.

•	Operating profit decreased 5% and the margin decreased 120 basis points to 29.2% compared to 30.4% in the prior-year period. Currency had no impact on the margin.

Tax & Accounting

•	Revenues increased 1%, primarily driven by the Professional business, offset by a decline in the Government business. Recurring revenues increased 7% (87% of the segment’s revenues in the quarter).

•	EBITDA decreased 9% and the margin decreased 220 basis points to 25.3% compared to 27.5% in the prior-year period primarily due to the decline in Government-related revenues and additional expenses related to implementation delays in several large contracts. Excluding the impact of currency, the margin declined 340 basis points.

•	Operating profit decreased 13% and the margin decreased 230 basis points to 17.0% compared to 19.3% in the prior-year period. Excluding the impact of currency, the margin declined 290 basis points for the same reasons that drove EBITDA margin performance.

•	The timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

•	Reuters News revenues were $79 million, up 7% compared to the prior-year period.

•	Corporate & Other costs were $94 million compared to $86 million in the prior-year period. The increase was largely due to costs related to the company’s Transformation program.

Discontinued Operations – IP & Science

•	On July 11, 2016, the company announced that it had agreed to sell its IP & Science business to Onex and Baring Private Equity Asia for $3.55 billion. Net proceeds are expected to be between $3.1 billion and $3.2 billion after taxes and transaction related expenses. The company plans to use $1 billion of the net proceeds to buy back shares as part of its previously announced $1.5 billion program, and it plans to use the balance of proceeds to repay debt and reinvest in the business. Closing of the transaction is expected later in the year following regulatory approvals and satisfaction of other customary closing conditions.
•	The IP & Science business has been classified as a discontinued operation for 2016 reporting purposes.

Thomson Reuters Reports Second-Quarter 2016 Results

Consolidated Financial Highlights – Six Months

(All amounts are from continuing operations, except cash flow measures)

	Six Months Ended June 30,
	(Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2016	2015(1)	Change
Revenues	$5,562	$5,623	-1%
Operating profit	$711	$707	1%
Diluted EPS	$0.65	$0.59	10%
Cash flow from operations (includes discontinued operations)	$1,228	$1,195	3%
Non-IFRS Financial Measures (2)	2016	2015(1)	Change	Change Before Currency
Revenues	$5,562	$5,623	-1%	1%
Adjusted EBITDA	$1,505	$1,505	0%	0%
Adjusted EBITDA margin	27.1%	26.8%	30bp	-20bp
Underlying operating profit	$1,003	$971	3%	2%
Underlying operating profit margin	18.0%	17.3%	70bp	30bp
Adjusted EPS	$0.98	$0.84	17%	14%
Free cash flow (includes discontinued operations)	$748	$644	16%

(1)	Unless otherwise indicated, results exclude the company’s IP & Science business, which has been classified as a discontinued operation for 2016 reporting purposes. Earlier this month, the company signed a definitive agreement to sell IP & Science. 2015 amounts (except cash flow measures) are restated to conform to the current period’s presentation.
(2)	In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

IFRS Financial Measures

•	Revenues declined 1% due to the impact of currency and lower recoveries revenues

•	Operating profit increased 1% as lower depreciation and amortization of software and other identifiable intangible assets more than offset unfavorable fair value adjustments

•	Diluted EPS increased 10% to $0.65 due to the same factors that impacted operating profit and the benefit of lower common shares outstanding

•	Cash flow from operations, which includes discontinued operations, increased 3% due to lower income tax payments

Non-IFRS Financial Measures

•	Revenues declined 1%. Before currency, revenues increased 1%. Excluding recoveries, revenues increased 2% (before currency)

•	Adjusted EBITDA was unchanged at $1.5 billion with a margin of 27.1% vs. 26.8% in the prior-year period. Currency had a 50 basis point favorable impact on the margin

•	Underlying operating profit increased 3% to $1 billion with a margin of 18.0% vs. 17.3% in the prior-year period. Currency had a 40 basis point favorable impact on the margin

•	Adjusted EPS increased 17% to $0.98, an increase of $0.14 per share. Currency had a $0.02 favorable impact

•	Free cash flow for the first six months of the year increased 16% to $748 million compared to $644 million in the prior-year period

Future Changes to Definitions of Adjusted Earnings and Adjusted EPS

When the company reports its results for the third quarter of 2016, it plans to redefine adjusted earnings and adjusted EPS in relation to certain tax computations to better align these definitions with current market practices and to reflect guidance recently issued by the U.S. Securities and Exchange Commission. These changes will not impact the company’s reporting of revenues, adjusted EBITDA, underlying operating profit or free cash flow.

Thomson Reuters Reports Second-Quarter 2016 Results

Appendix A to this news release reflects the changes that the company plans to make to adjusted earnings and adjusted EPS and also includes reconciliations from earnings attributable to common shareholders to adjusted earnings and adjusted EPS on a redefined basis for 2015, 2014 and 2013. Additional details and reconciliations for 2015, 2014, 2013 and for the first and second quarters of 2016 (excluding the results for IP & Science for each period) may be found in the Investor Relations section of the company’s website.

Business Outlook (Before Currency)

Thomson Reuters today re-affirmed its full-year business outlook for 2016, which was previously communicated in February 2016. The company’s 2016 Outlook assumes constant currency rates compared to 2015 and all metrics below (except for free cash flow) exclude the IP & Science business, which has been classified as a discontinued operation for 2016 reporting purposes. The 2016 Outlook is based on the expected performance of the company’s remaining businesses and does not factor in the impact of any other acquisitions or divestitures that may occur during the year.

The company continues to expect:

•	Low single-digit revenue growth

o	2% to 3% revenue growth excluding Financial & Risk’s recoveries revenues, which are low margin revenues and are expected to decline as partners move to direct billing with their customers

•	Adjusted EBITDA margin to range between 27.3% and 28.3%

o	Comparable 2015 adjusted EBITDA margin (excluding IP & Science business) was 27.3%

•	Underlying operating profit margin to range between 18.4% and 19.4%

o	Comparable 2015 underlying operating profit margin (excluding IP & Science business) was 18.1%

•	Free cash flow to range between $1.7 billion and $1.9 billion in 2016

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

In February 2016, the Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.36 per common share. A quarterly dividend of $0.34 per share is payable on September 15, 2016 to common shareholders of record as of August 18, 2016.

From January 1, 2016 through June 30, 2016, the company repurchased approximately 18 million shares at a cost of $690 million. Of this amount, 6.3 million shares were repurchased in the second quarter at a cost of $258 million. Under the current $1.5 billion share repurchase program announced in February 2016, the company has repurchased approximately 13.3 million shares at a cost of $517 million.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin, underlying operating profit and the related margin, free cash flow, adjusted EPS, and selected measures before the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and

Thomson Reuters Reports Second-Quarter 2016 Results

financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. For outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2016 impact of changes in foreign exchange rates or the company’s share price which impact (i) the translation of its results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts, (iii) the valuation of certain share-based awards and (iv) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not anticipate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “2016 Business Outlook (Before Currency)” section, Mr. Smith’s comments and statements regarding the company’s expected uses of proceeds from the planned sale of its IP & Science business, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2016. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2016 Business Outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates and a continued increase in the number of professionals around the world and their demand for high quality information and workflow solutions. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives. The 2016 Business Outlook also assumes that the closing of the sale of the company’s IP & Science business will be later in 2016.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets and identify areas of higher growth; failures or disruptions of telecommunications, network systems or the Internet; fraudulent or unpermitted data access or other cyber-security or privacy breaches; increased accessibility to free or relatively inexpensive information sources; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

Thomson Reuters Reports Second-Quarter 2016 Results

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2016 results today beginning at 8:30 a.m. Eastern Time (ET). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2016 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015(1)	2016	2015(1)
CONTINUING OPERATIONS
Revenues	$2,769	$2,802	$5,562	$5,623
Operating expenses	(1,991)	(2,091)	(4,100)	(4,125)
Depreciation	(80)	(85)	(161)	(178)
Amortization of computer software	(172)	(176)	(341)	(356)
Amortization of other identifiable intangible assets	(132)	(140)	(260)	(280)
Other operating gains, net	7	35	11	23

Operating profit	401	345	711	707
Finance costs, net:
Net interest expense	(103)	(107)	(196)	(212)
Other finance income (costs)	9	(5)	(25)	39

Income before tax and equity method investments	307	233	490	534
Share of post-tax (losses) earnings in equity method investments	(1)	3	—	7
Tax (expense) benefit	(2)	(10)	24	(35)

Earnings from continuing operations	304	226	514	506
Earnings from discontinued operations, net of tax	46	55	108	95

Net earnings	$350	$281	$622	$601

Earnings attributable to:
Common shareholders	337	262	599	567
Non-controlling interests	13	19	23	34

Earnings per share:
Basic earnings per share:
From continuing operations	$0.39	$0.26	$0.65	$0.60
From discontinued operations	0.06	0.07	0.14	0.12

Basic earnings per share	$0.45	$0.33	$0.79	$0.72

Diluted earnings per share:
From continuing operations	$0.39	$0.26	$0.65	$0.59
From discontinued operations	0.06	0.07	0.14	0.12

Diluted earnings per share	$0.45	$0.33	$0.79	$0.71

Basic weighted-average common shares	751,598,761	785,441,698	756,163,267	789,793,561

Diluted weighted-average common shares	753,350,217	788,852,919	757,795,444	793,192,368

(1)	Prior-year period amounts have been restated to reflect the current presentation.

Thomson Reuters Reports Second-Quarter 2016 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30,	December 31,
	2016	2015(1)
Assets
Cash and cash equivalents	$686	$966
Trade and other receivables	1,479	1,755
Other financial assets	115	176
Prepaid expenses and other current assets	698	683

Current assets excluding assets held for sale	2,978	3,580
Assets held for sale	1,700	—

Current assets	4,678	3,580

Computer hardware and other property, net	968	1,067
Computer software, net	1,403	1,486
Other identifiable intangible assets, net	6,007	6,417
Goodwill	14,838	15,878
Other financial assets	114	116
Other non-current assets	555	544
Deferred tax	46	47

Total assets	$28,609	$29,135

Liabilities and equity
Liabilities
Current indebtedness	$1,904	$1,595
Payables, accruals and provisions	2,002	2,278
Deferred revenue	999	1,319
Other financial liabilities	221	238

Current liabilities excluding liabilities associated with assets held for sale	5,126	5,430
Liabilities associated with assets held for sale	576	—

Current liabilities	5,702	5,430

Long-term indebtedness	6,870	6,829
Provisions and other non-current liabilities	2,344	2,124
Other financial liabilities	341	387
Deferred tax	1,039	1,265

Total liabilities	16,296	16,035

Equity
Capital	9,721	9,852
Retained earnings	5,938	6,458
Accumulated other comprehensive loss	(3,828)	(3,697)

Total shareholders’ equity	11,831	12,613
Non-controlling interests	482	487

Total equity	12,313	13,100

Total liabilities and equity	$28,609	$29,135

(1)	Prior-year period amounts have been restated to reflect the current presentation.

Thomson Reuters Reports Second-Quarter 2016 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015(1)	2016	2015(1)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$304	$226	$514	$506
Adjustments for:
Depreciation	80	85	161	178
Amortization of computer software	172	176	341	356
Amortization of other identifiable intangible assets	132	140	260	280
Net gains on disposals of businesses and investments	(1)	(25)	(2)	(25)
Deferred tax	(26)	(40)	(84)	(65)
Other	47	115	225	96
Changes in working capital and other items	(10)	159	(381)	(366)

Operating cash flows from continuing operations	698	836	1,034	960
Operating cash flows from discontinued operations	72	115	194	235

Net cash provided by operating activities	770	951	1,228	1,195

Investing activities
Acquisitions, net of cash acquired	(65)	(7)	(111)	(15)
(Payments for) proceeds from disposals of businesses and investments, net of taxes paid	(1)	75	1	75
Capital expenditures, less proceeds from disposals	(212)	(210)	(445)	(500)
Other investing activities	1	1	20	3

Investing cash flows from continuing operations	(277)	(141)	(535)	(437)
Investing cash flows from discontinued operations	(14)	(13)	(25)	(26)

Net cash used in investing activities	(291)	(154)	(560)	(463)

Financing activities
Proceeds from debt	498	—	498	—
Repayments of debt	(500)	—	(503)	—
Net (repayments) borrowings under short-term loan facilities	(138)	170	304	570
Repurchases of common shares	(258)	(348)	(690)	(696)
Dividends paid on preference shares	—	—	(1)	(1)
Dividends paid on common shares	(248)	(254)	(497)	(512)
Dividends paid to non-controlling interests	(20)	(20)	(29)	(27)
Other financing activities	9	11	13	52

Net cash used in financing activities	(657)	(441)	(905)	(614)

(Decrease) increase in cash and bank overdrafts	(178)	356	(237)	118
Translation adjustments	(5)	3	(1)	(9)
Cash and bank overdrafts at beginning of period	867	765	922	1,015

Cash and bank overdrafts at end of period	$684	$1,124	$684	$1,124

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$686	$1,289	$686	$1,289
Bank overdrafts	(2)	(165)	(2)	(165)

	$684	$1,124	$684	$1,124

(1)	Prior-year period amounts have been restated to reflect the current presentation.

Thomson Reuters Reports Second-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins

Excluding the Effects of Foreign Currency by Business Segment

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended June 30,		Change
	2016	2015 (1)	Total	Foreign Currency (4)	Before Currency (4)
Revenues
Financial & Risk	$1,524	$1,552	-2%	-1%	-1%
Legal	846	852	-1%	-2%	1%
Tax & Accounting	324	327	-1%	-2%	1%
Corporate & Other (includes Reuters News)	79	74	7%	0%	7%
Eliminations	(4)	(3)

Revenues	$2,769	$2,802	-1%	-1%	0%

			Change
			Total	Foreign Currency (4)	Before Currency (4)
Adjusted EBITDA (2)
Financial & Risk	$443	$430	3%	1%	2%
Legal	310	321	-3%	-1%	-2%
Tax & Accounting	82	90	-9%	2%	-11%
Corporate & Other (includes Reuters News)	(78)	(70)	n/a	n/a	n/a

Adjusted EBITDA	$757	$771	-2%	0%	-2%

Adjusted EBITDA Margin (2)
Financial & Risk	29.1%	27.7%	140bp	50bp	90bp
Legal	36.6%	37.7%	-110bp	0bp	-110bp
Tax & Accounting	25.3%	27.5%	-220bp	120bp	-340bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	27.3%	27.5%	-20bp	40bp	-60bp

			Change
			Total	Foreign Currency (4)	Before Currency (4)

Underlying Operating Profit (3)
Financial & Risk	$297	$274	8%	2%	6%
Legal	247	259	-5%	-2%	-3%
Tax & Accounting	55	63	-13%	1%	-14%
Corporate & Other (includes Reuters News)	(94)	(86)	n/a	n/a	n/a

Underlying operating profit	$505	$510	-1%	1%	-2%

Underlying Operating Profit Margin (3)
Financial & Risk	19.5%	17.7%	180bp	50bp	130bp
Legal	29.2%	30.4%	-120bp	0bp	-120bp
Tax & Accounting	17.0%	19.3%	-230bp	60bp	-290bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Underlying operating profit margin	18.2%	18.2%	0bp	30bp	-30bp

n/a – not applicable

Refer to page 16 for footnotes.

Thomson Reuters Reports Second-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins

Excluding the Effects of Foreign Currency by Business Segment

(millions of U.S. dollars, except for margins)

(unaudited)

	Six Months Ended June 30,		Change
	2016	2015 (1)	Total	Foreign Currency (4)	Before Currency (4)
Revenues
Financial & Risk	$3,033	$3,104	-2%	-1%	-1%
Legal	1,668	1,676	0%	-1%	1%
Tax & Accounting	713	700	2%	-3%	5%
Corporate & Other (includes Reuters News)	154	148	4%	-1%	5%
Eliminations	(6)	(5)

Revenues	$5,562	$5,623	-1%	-2%	1%

			Change
			Total	Foreign Currency (4)	Before Currency (4)
Adjusted EBITDA (2)
Financial & Risk	$880	$831	6%	0%	6%
Legal	608	607	0%	0%	0%
Tax & Accounting	196	216	-9%	2%	-11%
Corporate & Other (includes Reuters News)	(179)	(149)	n/a	n/a	n/a

Adjusted EBITDA	$1,505	$1,505	0%	0%	0%

Adjusted EBITDA Margin (2)
Financial & Risk	29.0%	26.8%	220bp	50bp	170bp
Legal	36.5%	36.2%	30bp	70bp	-40bp
Tax & Accounting	27.5%	30.9%	-340bp	120bp	-460bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	27.1%	26.8%	30bp	50bp	-20bp

			Change
			Total	Foreign Currency (4)	Before Currency (4)

Underlying Operating Profit (3)
Financial & Risk	$592	$515	15%	1%	14%
Legal	485	478	1%	0%	1%
Tax & Accounting	138	161	-14%	2%	-16%
Corporate & Other (includes Reuters News)	(212)	(183)	n/a	n/a	n/a

Underlying operating profit	$1,003	$971	3%	1%	2%

Underlying Operating Profit Margin (3)
Financial & Risk	19.5%	16.6%	290bp	30bp	260bp
Legal	29.1%	28.5%	60bp	70bp	-10bp
Tax & Accounting	19.4%	23.0%	-360bp	110bp	-470bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Underlying operating profit margin	18.0%	17.3%	70bp	40bp	30bp

n/a – not applicable

Refer to page 16 for footnotes.

Thomson Reuters Reports Second-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Operating Profit to Adjusted EBITDA (2)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2016	2015 (1)	Change	2016	2015 (1)	Change
Operating profit	$401	$345	16%	$711	$707	1%
Adjustments to remove:
Amortization of other identifiable intangible assets	132	140		260	280
Fair value adjustments	(21)	60		43	7
Other operating gains, net	(7)	(35)		(11)	(23)

Underlying operating profit	$505	$510	-1%	$1,003	$971	3%
Remove: depreciation and amortization of computer software	252	261		502	534

Adjusted EBITDA	$757	$771	-2%	$1,505	$1,505	0%

Underlying operating profit margin (3)	18.2%	18.2%	0bp	18.0%	17.3%	70bp

Adjusted EBITDA margin (2)	27.3%	27.5%	-20bp	27.1%	26.8%	30bp

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (2)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2016	2015 (1)	Change	2016	2015 (1)	Change
Earnings from continuing operations	$304	$226	35%	$514	$506	2%
Adjustments to remove:
Tax expense (benefit)	2	10		(24)	35
Other finance (income) costs	(9)	5		25	(39)
Net interest expense	103	107		196	212
Amortization of other identifiable intangible assets	132	140		260	280
Amortization of computer software	172	176		341	356
Depreciation	80	85		161	178

EBITDA	$784	$749		$1,473	$1,528
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	1	(3)		—	(7)
Other operating gains, net	(7)	(35)		(11)	(23)
Fair value adjustments	(21)	60		43	7

Adjusted EBITDA	$757	$771	-2%	$1,505	$1,505	0%

Refer to page 16 for footnotes.

Thomson Reuters Reports Second-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Underlying Operating Profit (3) to Adjusted EBITDA (2) by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30, 2016			Three Months Ended June 30, 2015(1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA
Financial & Risk	$297	$146	$443	$274	$156	$430
Legal	247	63	310	259	62	321
Tax & Accounting	55	27	82	63	27	90
Corporate & Other (includes Reuters News)	(94)	16	(78)	(86)	16	(70)

	$505	$252	$757	$510	$261	$771

	Six Months Ended June 30, 2016			Six Months Ended June 30, 2015(1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA
Financial & Risk	$592	$288	$880	$515	$316	$831
Legal	485	123	608	478	129	607
Tax & Accounting	138	58	196	161	55	216
Corporate & Other (includes Reuters News)	(212)	33	(179)	(183)	34	(149)

	$1,003	$502	$1,505	$971	$534	$1,505

Refer to page 16 for footnotes.

Thomson Reuters Reports Second-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings (5)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2016	2015(1)	Change	2016	2015(1)	Change
Earnings attributable to common shareholders	$337	$262	29%	$599	$567	6%
Adjustments to remove:
Fair value adjustments	(21)	60		43	7
Other operating gains, net	(7)	(35)		(11)	(23)
Other finance (income) costs	(9)	5		25	(39)
Share of post-tax losses (earnings) in equity method investments	1	(3)		—	(7)
Tax on above items	(1)	(12)		(26)	2
Tax items impacting comparability	13	4		6	(2)
Amortization of other identifiable intangible assets	132	140		260	280
Earnings from discontinued operations, net of tax	(46)	(55)		(108)	(95)
Interim period effective tax rate normalization (6)	(9)	5		(14)	6
Tax charge amortization (7)	(16)	(16)		(32)	(32)
Dividends declared on preference shares	—	—		(1)	(1)

Adjusted earnings	$374	$355	5%	$741	$663	12%

Adjusted earnings per share	$0.50	$0.45	11%	$0.98	$0.84	17%

Foreign currency (4)			2%			3%
Before currency (4)			9%			14%
Diluted weighted-average common shares (millions)	753.4	788.9		757.8	793.2

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (8)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015(1)	2016	2015(1)
Net cash provided by operating activities	$770	$951	$1,228	$1,195
Capital expenditures, less proceeds from disposals	(212)	(210)	(445)	(500)
Other investing activities	1	1	20	3
Dividends paid on preference shares	—	—	(1)	(1)
Dividends paid to non-controlling interests	(20)	(20)	(29)	(27)
Capital expenditures from discontinued operations	(14)	(13)	(25)	(26)

Free cash flow	$525	$709	$748	$644

Refer to page 16 for footnotes.

Thomson Reuters Reports Second-Quarter 2016 Results

Footnotes

(1)	Prior-year period amounts have been restated to reflect the reclassification of the Intellectual Property & Science segment as a discontinued operation.
(2)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA as it provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt and as a valuation metric.
(3)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues. Thomson Reuters uses underlying operating profit as it provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of the company’s operations.
(4)	The changes in revenues, adjusted EBITDA and underlying operating profit and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.
(5)	Adjusted earnings and adjusted earnings per share (EPS) include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.
(6)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(7)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(8)	Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by operating activities, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders because it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Thomson Reuters Reports Second-Quarter 2016 Results

Appendix A

Thomson Reuters Corporation

Supplemental Information

Adjusted Earnings and Adjusted EPS – Current Basis Compared to Redefined Basis

Includes IP & Science Results for 2015, 2014 and 2013

(millions of U.S. dollars, except for per share data and percentages)

(unaudited)

When the company reports its results in the third quarter of 2016, it plans to redefine adjusted earnings and adjusted EPS to better align these definitions with current market practices and to reflect guidance recently issued by the U.S. Securities and Exchange Commission. These changes will not impact revenue, adjusted EBITDA, underlying operating profit or free cash flow.

The company’s modified definitions of adjusted earnings and adjusted EPS will reflect the following changes:

•	Tax effect of amortization of other identifiable intangible assets – the company will remove the post-tax impact of amortization of other identifiable intangible assets (IIA). The company previously removed the amortization of other identifiable intangible assets on a pre-tax basis.

•	Tax charge amortization – the company will no longer amortize the tax charge generated from its 2013 sale of technology and content assets to a related subsidiary over seven years.

To illustrate the impact of these changes, set forth below is a summary of the currently defined amounts compared to the redefined amounts, including IP & Science results, for 2015, 2014 and 2013.

	Twelve Months Ended December 31, 2015
		Changes
	Current basis	Remove: Deferred tax benefit on IIA amortization	Remove: Tax charge amortization	Redefined basis
Adjusted earnings	$1,672	$(148)	$86	$1,610
Adjusted EPS	$2.13	$(0.19)	$0.11	$2.05
Effective tax rate	11.3%			11.1%

	Twelve Months Ended December 31, 2014
		Changes
	Current basis	Remove: Deferred tax benefit on IIA amortization	Remove: Tax charge amortization	Redefined basis
Adjusted earnings	$1,497	$(167)	$86	$1,416
Adjusted EPS	$1.85	$(0.21)	$0.11	$1.75
Effective tax rate	13.9%			13.4%

	Twelve Months Ended December 31, 2013
		Changes
	Current basis	Remove: Deferred tax benefit on IIA amortization	Remove: Tax charge amortization	Redefined basis
Adjusted earnings	$1,283	$(174)	$76	$1,185
Adjusted EPS	$1.54	$(0.21)	$0.10	$1.43
Effective tax rate	11.2%			13.0%

Refer to the Investor Relations section of the Thomson Reuters website for further financial information and reconciliations associated with the company’s planned changes to the definitions for adjusted earnings and adjusted EPS, including redefined amounts by quarter.

Thomson Reuters Reports Second-Quarter 2016 Results

PREPARED ON A REDEFINED BASIS

Appendix A (continued)

Thomson Reuters Corporation

Supplemental Information

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings

(millions of U.S. dollars, except for share, per share data and percentages)

(unaudited)

	Twelve Months Ended December 31, 2015			Twelve Months Ended December 31, 2014			Twelve Months Ended December 31, 2013
	Adjusted Earnings Pre-tax	Tax	Adjusted Earnings	Adjusted Earnings Pre-tax	Tax	Adjusted Earnings	Adjusted Earnings Pre-tax	Tax	Adjusted Earnings
Earnings attributable to common shareholders	$1,311	$(56)	$1,255	$1,971	$(62)	$1,909	$985	$(848)	$137
Adjustments to remove:
Fair value adjustments	(7)	—	(7)	(91)	—	(91)	(14)	—	(14)
Other operating gains, net	(15)	—	(15)	(969)	—	(969)	(198)	—	(198)
Other finance (income) costs	(39)	—	(39)	85	—	85	53	—	53
Share of post-tax earnings in equity method investments	(10)	—	(10)	(3)	—	(3)	(20)	—	(20)
Operating loss from Other Businesses (1)	—		—	6	—	6	(64)	—	(64)
Tax on above items	—	(6)	(6)	—	12	12	—	64	64
Tax items impacting comparability	—	1	1	—	(10)	(10)	—	773	773
Amortization of other identifiable intangible assets	581	—	581	647	—	647	641	—	641
Earnings from discontinued operations, net of tax	—	—	—	—	—	—	(10)	—	(10)
Tax charge amortization	—	(86)	(86)	—	(86)	(86)	—	(76)	(76)
Dividends declared on preference shares	(2)	—	(2)	(3)	—	(3)	(3)	—	(3)

Adjusted earnings – current	1,819	(147)	1,672	1,643	(146)	1,497	1,370	(87)	1,283
Remove:
Deferred tax benefit on amortization of other identifiable intangible assets	—	(148)	(148)	—	(167)	(167)	—	(174)	(174)
Tax charge amortization	—	86	86	—	86	86	—	76	76

Adjusted earnings – redefined	$1,819	$(209)	$1,610	$1,643	$(227)	$1,416	$1,370	$(185)	$1,185

Adjusted earnings per share- redefined			$2.05			$1.75			$1.43

Diluted weighted-average common shares (millions)			784.1			810.9			831.0

Adjusted earnings effective tax rate – redefined (2)			11.1%			13.4%			13.0%

(1)	Other businesses are businesses that have been exited through sale or closure that did not qualify for discontinued operations classification.
(2)	Calculated as income tax expense divided by pre-tax adjusted earnings plus non-controlling interests and preferred dividends as follows:

	Twelve Months Ended December 31,
	2015	2014	2013
Adjusted pre-tax earnings	$1,819	$1,643	$1,370
Add Dividends declared on preference shares	2	3	3
Add Non-controlling interests	56	50	48

Pre-Tax Earnings	$1,877	$1,696	$1,421

Tax Expense	$209	$227	$185
Adjusted earnings effective tax rate – redefined	11.1%	13.4%	13.0%

Refer to the Investor Relations section of Thomson Reuters website for further financial information and reconciliations associated with the company’s planned changes to the definitions for adjusted earnings and adjusted EPS, including redefined amounts by quarter.